SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                _______________

                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (Amendment No. 1_________)*


                            WANG LABORATORIES, INC.
----------------------------------------------------------------------------
                              (Name of Issuer)


         6 1/2% SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
----------------------------------------------------------------------------
                   (Title of Class of Securities)


                             93369N208
                            -----------
                           (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93369N208         13G             Page 2 of 10 Pages


  1     NAME OF REPORTING PERSONS
        S.S. or I.R.S. Identification Nos. of above persons

        LIPPER CONVERTIBLES, L.P.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        JOINT FILING                                 (a) |_|
                                                     (b) |_|
  3     SEC USE ONLY


  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

                     5    SOLE VOTING POWER

    NUMBER OF             NONE
     SHARES
    OWNED BY         6    SHARED VOTING POWER  BENEFICIALLY
      EACH
    REPORTING             542,690
     PERSON
      WITH           7    SOLE DISPOSITIVE POWER

                          NONE

                     8    SHARED DISPOSITIVE POWER

                          542,690

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      542,690 (Not to be construed as an admission of beneficial ownership.)

 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      18.9%

 12   TYPE OF REPORTING PERSON*

      PN, BD
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 93369N208         13G             Page 3 of 10 Pages


  1     NAME OF REPORTING PERSONS
        S.S. or I.R.S. Identification Nos. of above persons

        LIPPER & COMPANY, L.P.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        JOINT FILING                                         (a) |_|
                                                             (b) |_|

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                     5    SOLE VOTING POWER

                          NONE
    NUMBER OF
     SHARES          6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              542,690
      EACH
    REPORTING        7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                NONE

                     8    SHARED DISPOSITIVE POWER

                          542,690

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      542,690 (Not to be construed as an admission of beneficial ownership.)

 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      18.9%

 12   TYPE OF REPORTING PERSON*

      PN, IA, BD

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 93369N208           13G             Page 4 of 10 Pages


  1    NAME OF REPORTING PERSONS
       S.S. or I.R.S. Identification Nos. of above persons

       LIPPER & COMPANY, INC.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       JOINT FILING                                            (a) |_|
                                                               (b) |_|

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

                    5   SOLE VOTING POWER
    NUMBER OF
     SHARES             NONE
  BENEFICIALLY
    OWNED BY        6   SHARED VOTING POWER
      EACH
    REPORTING           542,690
     PERSON
      WITH          7   SOLE DISPOSITIVE POWER

                        NONE

                    8   SHARED DISPOSITIVE POWER

                        542,690

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      542,690 (Not to be construed as an admission of beneficial ownership.)

 10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      18.9%

 12   TYPE OF REPORTING PERSON*

      CO, HC
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 93369N208           13G             Page 5 of 10 Pages


 1     NAME OF REPORTING PERSONS
       S.S. or I.R.S. Identification Nos. of above persons

       KENNETH LIPPER

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       JOINT FILING                                     (a) |_|
                                                        (b) |_|

 3     SEC USE ONLY

 4     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

                    5    SOLE VOTING POWER

    NUMBER OF            NONE
     SHARES
  BENEFICIALLY      6    SHARED VOTING POWER
    OWNED BY
      EACH               542,690
   REPORTING
     PERSON         7    SOLE DISPOSITIVE POWER
      WITH
                         NONE

                    8    SHARED DISPOSITIVE POWER

                         542,690

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      542,690 (Not to be construed as an admission of beneficial ownership.)

10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      18.9%

12    TYPE OF REPORTING PERSON*

      IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
     (a)  Name of issuer:  Wang Laboratories, Inc.
     (b)  Address of issuer's principal executive offices:
          600 Technology Park Drive,
          Billerica, Massachusetts 01821-4130
Item 2.
     (a)  Name of person filing:  Lipper & Company, Inc.
     (b)  Address or principal business office or, if none, residence:
          101 Park Avenue, 6th Floor, New York, New York 10178
     (c)  Citizenship:  Delaware
     (d) Title of class of securities: 6 1/2% Series B Cumulative Convertible Preferred Stock
     (e)  CUSIP No.:  93369N208

Item 3. If this statement is filed pursuant to Rules 13d-l(b), or 13d-2(b), check whether the person filing is a:
     (a)  |_| Broker or dealer registered under section 15 of the Act
     (b)  |_| Bank as defined in section 3(a)(6) of the Act
     (c)  |_| Insurance company as defined in section 3(a)(19) of the Act
     (d) |_| Investment company registered under section 8 of the Investment Company Act
     (e) |_| Investment adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) |_| Employee benefit plan, pension fund which is subject to provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Section 240.13d-1(b)(1)(ii)(F)
     (g)  |x| Parent holding company, in accordance with
              Section 240.13d-1(b)(ii)(G). (Note: See Item 7)
     (h)  |_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership

     (a) Amount beneficially owned: At February 28, 1997, the Reporting Persons may be deemed to beneficially own in the aggregate 542,690 shares of 6 1/2% Series B Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock"). Lipper Convertibles, L.P. ("Lipper Convertibles") is the owner of record of 542,690 shares of Convertible Preferred Stock. As sole general partner of Lipper Convertibles, Lipper & Company, L.P. ("Lipper LP") may be deemed to beneficially own the Convertible Preferred Stock that Lipper Convertibles directly beneficially owns. As sole general partner of Lipper LP, Lipper & Company Inc. ("Lipper Inc.") may be deemed to beneficially own the Convertible Preferred Stock directly beneficially owned by Lipper Convertibles. As sole shareholder of Lipper Inc., Kenneth Lipper ("Lipper") may be deemed to beneficially own the Convertible Preferred Stock directly beneficially owned by Lipper Convertibles. Each of Lipper LP, Lipper Inc. and Lipper disclaims beneficial ownership of the Convertible Preferred Stock, and the filing of this Schedule 13G shall not be construed as an admission that any of the foregoing, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of any Wang Laboratories, Inc. securities.

     (b)  Percent of class:  See line item (11) of the cover pages.

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: See line item (5) of the cover pages.
         (ii) Shared power to vote or to direct the vote: See line item (6) of the cover pages.
        (iii) Sole power to dispose or to direct the disposition of: See line item (7) of the cover pages.
         (iv) Shared power to dispose or to direct the disposition of: See line item (8) of the cover pages.

Item 5.   Ownership of 5 Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following / /.
Instruction: Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

     The limited partners of Lipper Convertibles, L.P. may have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          See Exhibit A.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        March 6, 1997
                     ------------------------------------------------
                                            Date

                     _________________________________________________
                                          Signature

                     Abraham Biderman / Executive Vice President
                     ------------------------------------------------
                                         Name/Title

     Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                           EXHIBIT A TO SCHEDULE 13G

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES


     Lipper Convertibles, L.P., a New York limited partnership ("Lipper Convertibles"), is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and a broker dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Act").

     Lipper & Company, L.P., a Delaware limited partnership and the general partner of Lipper Convertibles ("Lipper LP") is a broker dealer registered under Section 15 of the Act, Lipper LP.

     Lipper & Company, Inc., a Delaware corporation and the general partner of Lipper LP ("Lipper Inc."), does not directly hold any 6 1/2% Series B Cumulative Convertible Preferred Stock of Wang Laboratories, Inc. (the "Convertible Preferred Stock") and thus is filing this statement on Schedule 13G as a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G) under the Act.

     Kenneth Lipper, a United States citizen and the sole shareholder of Lipper Inc., does not directly hold any Convertible Preferred Stock and is filing this statement on Schedule 13G in reliance on the no action relief granted by the Securities and Exchange Commission in response to letters filed by Edward C. Johnson 3d (August 20, 1991) and Warren E. Buffett and Berkshire Hathaway, Inc. (December 5, 1985).

                            JOINT FILING AGREEMENT

     Pursuant to Section 13(d) and (g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of the undersigned persons hereby agrees and consents to this joint filing of
Schedule 13G on its behalf (including any amendments thereto) and further agrees that this Joint Filing Agreement be included as an Exhibit to such joint filing. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate.

Dated:  March 6, 1997



Lipper Convertibles, L.P.                 Lipper & Company, L.P.



Name:____________________________         Name:__________________________
Title: Executive Vice President           Title: Executive Vice President



Lipper & Company, Inc.                    Kenneth Lipper



Name:____________________________         _______________________________
Title: Executive Vice President